Filed by: TeraWulf Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IKONICS Corporation

TeraWulf Signs a Purchase Order with Bitmain for 30,000 Units of Antminer S19j Pro

JUNE 29, 2021 / ADMIN / 0 COMMENTS

Hong Kong, June 29, 2021 – Bitmain – the world’s leading producer of cryptocurrency mining hardware, today announced a signed purchase order with TeraWulf Inc. (TeraWulf), which recently announced plans to become a publicly traded company that owns and operates fully integrated environmentally clean cryptocurrency mining facilities in the United States, for an order of 30,000 units of Bitmain’s latest generation miners, the Antminer S19j Pro.

The purchase order provides for a monthly allotment to be delivered from January to June of 2022. After full delivery and deployment of the order, TeraWulf is expected to increase its total mining hashrate by 3 EH/s, from the additional 30,000 Antminer S19 Series miners.

Paul Prager, Chairman & Chief Executive Officer of TeraWulf, said, “This agreement with Bitmain is the next step in TeraWulf’s plan to rapidly and efficiently scale our operations, which is based on a proven model for success. With Bitmain’s miners in place, we expect to substantially increase our total mining hashrate, furthering our efforts to generate environmentally sustainable bitcoin at an industrial scale. We are confident that we can continue to leverage our strong partner relationships as we seek to position our company as the leading miner of sustainable bitcoin globally.”

“Partnering with TeraWulf represents a big step forward in the transition to a more resilient, stable, and sustainable mining platform. We are excited to provide our most advanced bitcoin miners as they build the largest, most environmentally friendly bitcoin mining facility in North America,” said Du Shisheng, Bitmain Mining Division Vice President.

Source: https://blog.bitmain.com/en/terawulf-signs-a-purchase-order-with-bitmain-for-30000-units-of-antminer-s19j-pro/